Exhibit 99.1
IMPORTANT INFORMATION FOR SHAREHOLDERS
Notice of the Annual Meeting of Shareholders
and
Information Circular
May 3, 2011

TABLE OF CONTENTS

INVITATION TO SHAREHOLDERS	1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	1

INFORMATION CIRCULAR	1

VOTING AND PROXIES	1
BUSINESS OF THE MEETING	4
Receive the Financial Statements	4
Election of Directors	4
Appointment and Remuneration of Auditors	6
STATEMENT OF EXECUTIVE COMPENSATION	7
Composition and Mandate of the Compensation Committee	7
Compensation Discussion and Analysis	7
Performance Graph	13
Compensation of Executive Officers	14
Employment Contracts with Named Executive Officers	16
Estimated Termination Payments	17
Directors’ and Senior Executives’ Liability Insurance and Indemnity Agreements	18
Compensation of Directors	18
Securities Authorized For Issuance Under Equity Compensation Plans	20
Indebtedness of Directors and Executive Officers	24
OTHER INFORMATION	25
Interest of Certain Persons in Matters to be Acted Upon	25
Interest of Informed Persons in Material Transactions	25
Corporate Governance Practices	25
Shareholder Proposals	25
Additional Information	25
Approval of Information Circular	26

SCHEDULE A — CORPORATE GOVERNANCE PRACTICES

APPENDIX A — BOARD MANDATE

May 3, 2011
INVITATION TO SHAREHOLDERS
On behalf of the entire Board of Directors of Cardiome Pharma Corp., I would like to extend an invitation for you to join us at our Annual Meeting of shareholders. The meeting will be held at 2nd Floor Boardroom, 6190 Agronomy Road, Vancouver, British Columbia, Canada on June 6, 2011 at 1:30 p.m. (Vancouver Time).
At the meeting, we will be voting on a number of important proposals and I hope you will take the time to consider the information dealing with these matters as set out in the accompanying Information Circular. We would very much value your support on these proposals. I encourage you to exercise your vote, either at the meeting or by completing and sending in your proxy. Use of the proxy form is explained in the accompanying Information Circular. If you are a “non-registered” shareholder, you should follow the instructions that you receive from the institution that holds your common shares to ensure that your common shares are voted at the meeting in accordance with your wishes.
The meeting will provide you with a forum to learn more about our 2010 performance and hear first-hand about our current activities and plans for the future. It will also provide you with an excellent opportunity to meet Cardiome’s senior management and ask them your questions.
I hope that you will attend the meeting and I look forward to seeing you there.
Sincerely,
Robert W. Rieder
Chairman
Cardiome Pharma Corp.

CARDIOME PHARMA CORP.

6190 Agronomy Road
6th Floor	Toll Free: 1 800 330 9928
Vancouver BC	Web: www.cardiome.com
Canada V6T 1Z3

CARDIOME PHARMA CORP.
6190 Agronomy Road, 6th Floor
Vancouver, B.C. V6T 1Z3
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO THE SHAREHOLDERS:
NOTICE IS HEREBY GIVEN that an Annual Meeting (the “Meeting”) of the shareholders of CARDIOME PHARMA CORP. (the “Corporation”) will be held at 2nd Floor Boardroom, 6190 Agronomy Road, Vancouver, British Columbia, Canada, on June 6, 2011 at 1:30 p.m. (Vancouver Time), for the following purposes:
(1)	to receive the financial statements of the Corporation for the twelve month period ended December 31, 2010 and the report of the auditors thereon;
(2)	to elect the directors of the Corporation to hold office until their successors are elected at the next annual meeting of the Corporation;
(3)	to appoint the auditors of the Corporation to hold office until the next annual meeting of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditors; and

(4)	to transact such other business as may properly be brought before the Meeting.
Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.
The directors of the Corporation have fixed the close of business on May 3, 2011 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.
Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.
All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.
DATED at Vancouver, British Columbia, as of this 3rd day of May 2011.
By Order of the Board of Directors
“Robert W. Rieder”
Robert W. Rieder
Chairman

CARDIOME PHARMA CORP.
6190 Agronomy Road, 6th Floor
Vancouver, B.C. V6T 1Z3
ANNUAL MEETING OF SHAREHOLDERS
INFORMATION CIRCULAR
Unless otherwise provided, the information herein is given as of May 3, 2011.
VOTING AND PROXIES
Solicitation of Proxies
This Information Circular is furnished to the shareholders of Cardiome Pharma Corp. (the “Corporation”) in connection with the solicitation of proxies for use at the Annual Meeting of the Corporation to be held at 2nd Floor Boardroom, 6190 Agronomy Road, Vancouver, British Columbia, Canada, on June 6, 2011 at 1:30 p.m. (Vancouver Time) (the “Meeting”) by management of the Corporation. The solicitation will be primarily by mail, however, proxies may also be solicited personally or by telephone by the directors, officers or employees of the Corporation. The Corporation may also pay brokers or other persons holding common shares (the “Common Shares”) of the Corporation in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders for the purposes of obtaining their proxies. The costs of this solicitation are being borne by the Corporation. Shareholders who have given a proxy pursuant to this solicitation may revoke it as to any matter on which a vote has not already been cast pursuant to its authority in writing in such manner specified in the section “Revoking a Proxy” below.
What will be voted on at the Meeting?
Shareholders will be voting on those matters that are described in the accompanying Notice of Annual Meeting of Shareholders (the “Notice”). The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, will constitute approval of these matters other than the election of directors and appointment of auditors.
Who is entitled to vote?
Only registered holders of Common Shares (“Registered Shareholders”) on May 3, 2011 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment thereof. Each Registered Shareholder has one vote for each Common Share held at the close of business on the Record Date. As of May 3, 2011, there were 61,129,091 Common Shares outstanding. To the knowledge of the directors and senior officers of the Corporation, the only person that as of the date hereof beneficially owned, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights of the Corporation was:

	Number of Common	Percentage of Common
Shareholder Name	Shares	Shares
Adage Capital Partners, L.P.	6,700,000	11.0%
FMR LLC	7,343,709	12.0%
Can I vote Common Shares that I acquired after May 3, 2011?
Unfortunately not. The Canada Business Corporations Act (“CBCA”) states that only a shareholder whose name is on the list of shareholders as at the Record Date is entitled to vote at the Meeting.

How to vote
If you are a Registered Shareholder, there are two ways in which you can vote your Common Shares. You can either vote in person at the Meeting or you can vote by proxy.
Voting by Proxy
If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend at the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder as to how you want your Common Shares to be voted or you can let your proxyholder choose for you. If you appoint a proxyholder, you may revoke your proxy if you decide to attend the Meeting and wish to vote your Common Shares in person (see “Revoking a Proxy”).
Voting in Person
Registered Shareholders who wish to attend the Meeting and to vote their Common Shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon your arrival at the Meeting.
What if I am not a Registered Shareholder?
Many owners of Common Shares are “non-registered shareholders”. Non-registered shareholders are those shareholders whose Common Shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee, or custodian). Unless you have previously informed your intermediary that you do not wish to receive material relating to the Meeting, you should receive or have already received (i) from the Corporation or its agent a request for voting instructions or (ii) from your intermediary either a request for voting instructions or a proxy form. In either case, you have the right to exercise voting rights attached to the Common Shares beneficially owned by you, including the right to attend and vote the Common Shares directly at the Meeting.
The documents that you receive, and who you receive them from, will vary depending upon whether you are a “non-objecting beneficial owner” (a “NOBO”), which means you have provided instructions to your intermediary that you do not object to the intermediary disclosing beneficial ownership information about you to the Corporation for certain purposes, or an “objecting beneficial owner” (an “OBO”), which means that you have provided instructions to your intermediary that you object to the intermediary disclosing such beneficial ownership information.
Non-Objecting Beneficial Owners
If you are a NOBO, a request for voting instructions from the Corporation or its agent is included with these materials.
These securityholder materials are being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf. By choosing to send these materials to you directly, the Corporation has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.
If you wish to attend the Meeting and vote in person, write your name in the place provided for that purpose in the voting instruction form provided to you and we will deposit it with our transfer agent, or, if you request on the voting instruction form, we will send you a form of legal proxy that will grant you or your appointee the right to attend the Meeting and vote in person. If you do not intend to attend the Meeting or have an appointee do so on your behalf but you wish your shares to be voted, please complete and return the information requested in the voting instruction form to provide your specific voting instructions. Otherwise your Common Shares will not be voted.
Objecting Beneficial Owners
If you are an OBO, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow providing voting instructions by telephone, on the Internet, by mail or by fax. If you wish to vote in person at the Meeting you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary and insert your name in the space provided on the request for voting instructions or proxy form or request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.
Whether you are a NOBO or an OBO, if you wish to attend the Meeting and vote in person, do not otherwise complete any voting form you may receive. Please register with the transfer agent, Computershare Trust Company of Canada, upon your arrival at the Meeting.

What is a Proxy?
A proxy is a document that authorizes someone else to attend the Meeting and cast the votes for a Registered Shareholder. Registered Shareholders are being sent a form of proxy for the Meeting permitting them to appoint a person to attend and act as proxyholder at the Meeting. Registered Shareholders may use the endorsed form of proxy or any other valid proxy form to appoint a proxyholder. The enclosed form of proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation after adjournment of the Meeting.
If you complete the enclosed form of proxy by marking the appropriate boxes on the proxy form, your Common Shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your Common Shares in their discretion.
A proxy in the form being sent to Registered Shareholders must be distinguished from a “legal proxy”, which is a voting power of attorney granted to a non-registered shareholder or to a person designated by the non-registered shareholder under a written request of the non-registered shareholder. If you are a NOBO that has been sent these materials, if you so request in your voting instruction form, the Corporation will arrange, at no cost to you, to deposit with our transfer agent, or deliver to you, a legal proxy to the extent that the Corporation’s management holds a proxy given directly by the Registered Shareholder or indirectly given by the Registered Shareholder through one or more other proxyholders in respect of the Common Shares beneficially owned by you.
Appointing a Proxyholder
Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose anyone you want to be your proxyholder. It does not have to be another shareholder. Simply fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other legal proxy form and deliver it to Computershare Trust Company of Canada within the time hereinafter specified for receipt of proxies.
If you leave the space on the proxy form blank, either Robert W. Rieder or Curtis Sikorsky, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Rieder is the Chairman of the Board of Directors (the “Board”), and a director of the Corporation, and Mr. Sikorsky is the Chief Financial Officer of the Corporation.
For the proxy to be valid, it must be completed, dated and signed by the holder of Common Shares or the holder’s attorney authorized in writing and then delivered to the Corporation’s transfer agent, Computershare Trust Company of Canada, in the envelope provided or by fax to 1-866-249-7775 (toll-free) and received no later than 48 hours prior to the Meeting or any adjournment thereof.
How will my Common Shares be voted if I give my Proxy?
If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your Common Shares for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your Common Shares accordingly.
If you have not specified how to vote on a particular issue, then your proxyholder can vote your Common Shares as he or she sees fit. However, if you have not specified how to vote on a particular issue and Mr. Rieder or Mr. Sikorsky has been appointed as proxyholder, your Common Shares will be voted IN FAVOUR of the particular issue. For more information on these issues, see “Business of the Meeting”. The enclosed form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of Annual Meeting of Shareholders and other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your Common Shares as he or she considers best.

Revoking a Proxy
If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney may revoke a proxy (i) by clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or fax to 1-866-249-7775 (toll-free), or to the registered office of the Corporation, Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1K2, Attention: Joseph Garcia, Corporate Secretary, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or (ii) in any other manner permitted by law. Revocations may also be delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment thereof. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy. If you revoke your proxy and do not replace it with another in the manner provided in “Appointing a Proxyholder” above, you will be able to vote your Common Shares in person at the Meeting.
Only Registered Shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for the Corporation (where the non-registered holder is a NOBO) or their intermediaries (where the non-registered shareholder is an OBO) to change their vote and if necessary revoke their proxy.
Cost of this Solicitation of Proxies
The cost of this solicitation of proxies is borne by the Corporation. It is expected that the solicitation will be primarily by mail, but proxies or votes or voting instructions may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Corporation without special compensation. In addition, the Corporation may retain the services of agents to solicit proxies or votes or voting instructions on behalf of management of the Corporation. In that event, the Corporation will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities that may be incurred by them in performing their services. The Corporation may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies or votes or voting instructions.
Who counts the votes?
The Corporation’s transfer agent, Computershare Trust Company of Canada, counts and tabulates the proxies. This is done independently of the Corporation to preserve confidentiality in the voting process. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.
How do I contact the transfer agent?
If you have any inquiries, the transfer agent, Computershare Trust Company of Canada, can be contacted as follows:

Mail:	Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario
M5J 2Y1

Telephone:	1-416-263-9200
Fax:	1-866-249-7775 (toll-free)
BUSINESS OF THE MEETING
Receive the Financial Statements
The consolidated financial statements of the Corporation for the twelve month period ended December 31, 2010 and the auditors’ report thereon will be placed before shareholders at the Meeting.
Election of Directors
The Articles of Amalgamation of the Corporation provide that the Corporation shall have a minimum of three and a maximum of twenty directors. The by-laws of the Corporation authorize the directors to fix the actual number of directors. The number of directors is currently fixed at seven. Each director of the Corporation is elected annually and holds office until the next annual meeting of the Corporation unless he or she ceases to hold office prior to such time. The persons proposed for nomination are, in the opinion of the Board and management, well qualified to act as directors for the ensuing year. The persons named in the enclosed form of proxy intend to vote for the election of such nominees.

The following table sets forth for all persons proposed to be nominated by management for election as director, the positions and offices with the Corporation now held by them, their present principal occupation and principal occupation for the preceding five years, the periods during which they have served as directors of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as at May 3, 2011.

	Position with the		No. of Common
	Corporation and		Shares Beneficially
Name, Province/State and	when Individual	Present Principal Occupation and	Owned, Controlled
Country of Residence(1)	became a Director	Principal Occupation for Five Preceding Years(1)	or Directed(1)(2)
Robert W. Rieder, M.B.A.(3) British Columbia, Canada	Chairman(4) April 21, 1997	Chief Executive Officer, ESSA Pharma Inc. (September 2010 to present); Executive Chairman, Cardiome Pharma Corp. (August 2009 to September 2010); Chairman, Cardiome Pharma Corp. (March 2007 to August 2009); Vice-Chairman, Cardiome Pharma Corp. (March 2006 to March 2007); Chief Executive Officer, Cardiome Pharma Corp. (April 1998 to August 2009).	244,096
Jackie M. Clegg(5)(6) Washington, DC, United States	Director September 2, 2004
Founder and Managing Partner, Clegg International Consultants, L.L.C. (September 2001 to present); Member of the Board of Directors of the Chicago Mercantile (July 2007 to present); Member of the Board of Directors of the Chicago Board of Trade (September 2003 to July 2007)
Nil
Peter W. Roberts, FCA, CPA (Illinois), ICD.D(5)(6) British Columbia, Canada	Director September 18, 2005
Member of the Board of Directors and Audit Committee of the Canadian Public Accountability Board (November 2009 to present); Member of the Board of Directors and Audit Committee of WebTech Wireless Inc. (April 2008 to present); Retired as Chief Financial Officer and Corporate Secretary of Sierra Wireless, Inc. (March 2004)
Nil
Harold H. Shlevin, Ph.D.(5)(6)(7) Georgia, United States	Director October 14, 2004	Head of Advanced Technology Development Center — Biosciences and Start-Up Company Catalyst, Georgia Institute of Technology, Enterprise Innovation Institute (November 2009 to present); Head of Operations and Commercial Development, Altea Therapeutics Corporation (October 2008 to November 2009); President and Chief Executive Officer, Tikvah Therapeutics Inc. (June 2006 to July 2008)	2,848
Richard M. Glickman(3)(7) British Columbia, Canada	Director December 11, 2006	Retired (July 2007 to present); Co-founder, Chairman and Chief Executive Officer, Aspreva Pharmaceuticals Corporation (January 2002 to July 2007)	Nil
Douglas G. Janzen British Columbia, Canada	Director, President and Chief Executive Officer June 11, 2007	Chief Executive Officer, Cardiome Pharma Corp. (August 2009 to present); President, Cardiome Pharma Corp (March 2006 to present); Chief Business Officer, Cardiome Pharma Corp. (March 2006 to August 2009)	104,000
William L. Hunter, MD, MSc.(3)(5)(7) British Columbia, Canada	Director June 11, 2007	President and Chief Executive Officer, Angiotech Pharmaceuticals, Inc. (Chief Executive Officer, 1997 to Present)	Nil
Notes:

(1)	This information has been provided by the respective nominee as of May 3, 2011.

(2)	The number of Common Shares held includes Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by the proposed nominee.

(3)	Member of the Nomination Committee. Mr. Hunter is the Chair.

(4)	Mr. Rieder resigned as Executive Chairman on September 27, 2010 and became Chairman of the Board.

(5)	Member of the Corporate Governance Committee. Ms. Clegg is the Chair.

(6)	Member of the Audit Committee. Mr. Roberts is the Chair.

(7)	Member of the Compensation Committee. Dr. Shlevin is the Chair.
The Corporation is not aware that any of the above nominees will be unable or unwilling to serve; however, should the Corporation become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Corporation in its discretion may select.

Appointment and Remuneration of Auditors
On April 21, 2006, the Board resolved that KPMG LLP, Chartered Accountants (“KPMG”) be appointed as auditor of the Corporation. KPMG will be nominated at the Meeting for appointment as auditor of the Corporation at remuneration to be fixed by the directors. KPMG is located at 900-777 Dunsmuir Street, Vancouver, British Columbia.
There have been no reportable events between the Corporation and KPMG for the purposes of National Instrument 51-102 — Continuous Disclosure Obligations.
Principal Accountant Fees and Services
The following table sets out the fees billed to the Corporation by KPMG LLP for professional services for the financial years ended December 31, 2010 and December 31, 2009. During 2010 and 2009, KPMG LLP was the Corporation’s only external auditor:

	December 31, 2010	December 31, 2009
Audit Fees(1)	$567,975		$531,500
Audit-Related Fees(2)	$—		$—
Tax Fees(3)	$—	$
All Other Fees	$—		$—
Notes:

(1)
Audit fees consist of fees for the audit and interim reviews of the Corporation’s consolidated financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)
Audit related fees are fees for assurance and related services reasonably related to the performance of the audit or review of the Corporation’s consolidated financial statements that are not reported under “Audit Fees”.

(3)	Tax fees include tax compliance, tax planning, tax advice and various taxation matters.
Pre-Approval Policies
In accordance with the Sarbanes-Oxley Act of 2002, all audit and non-audit services performed by the Corporation’s auditor for the twelve-month period ended December 31, 2010 were pre-approved by the Audit Committee. It is the Corporation’s policy that all audit and non-audit services performed by the Corporation’s auditor will continue to be pre-approved by the Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION
Composition and Mandate of the Compensation Committee
The Compensation Committee of the Board (the “Compensation Committee”) is comprised of independent directors and consists of Drs. Shlevin (Chair), Hunter and Glickman. Dr. Shlevin was appointed to the Compensation Committee on July 25, 2006 and was appointed Chair of the Compensation Committee on March 26, 2007. Drs. Hunter and Glickman were appointed to the Compensation Committee on June 11, 2007. The Compensation Committee is charged, on behalf of the Board of Directors, amongst other matters, to develop, review and approve compensation policies and practices applicable to executive officers, including determining the benchmarks, criteria and performance metrics upon which executive compensation such as base salary, annual bonuses, equity compensation and other benefits are based.
Compensation Discussion and Analysis
Compensation Program and Strategy
The success of the Corporation depends on the talent and efforts of its employees and the leadership and performance of its executives. The Corporation believes that it is in the shareholders’ interest that the compensation program is structured in a manner that makes the attraction, retention and motivation of the highest quality employees a reality.
The Corporation’s executive compensation program and strategy is designed to (i) be competitive in order to help attract and retain the talent needed to lead and grow the Corporation’s business, (ii) provide a strong incentive for executives and key employees to work toward achievement of the Corporation’s goals and strategic objectives and (iii) ensure that the interests of management of the Corporation and the Corporation’s shareholders are aligned.
The Corporation’s compensation program and strategy for its executive officers consists primarily of three main elements: base salary, an annual cash incentive and equity-based compensation.
Base salary is intended to provide a base compensation that reflects the executive’s experience and responsibilities and which is competitive with salaries of executives with similar responsibilities and experience at comparable companies, particularly biotechnology companies. Base salary provides regular compensation for assuming the responsibilities of the position and is paid in cash.
Annual cash incentives and equity-based compensation are intended to provide a greater incentive for executives to work toward achievement of the Corporation’s goals and strategic objectives and reward the achievement of short and long term goals and objectives of the Corporation. They are awarded annually on a discretionary basis by the Board, based on the recommendations of the Compensation Committee and the subjective assessment by the Compensation Committee regarding the Corporation’s success in creating shareholder value and the achievement by the Corporation and the executives of various objectives, and individual personal subjective assessments. The short-term incentive portion of compensation, payable in cash, is designed to motivate and reward executives for the achievement of the Corporation’s short-term goals and objectives; while the long term incentive, payable currently in options, is to motivate and reward executives for the achievement of long-term performance of the Corporation and to retain key employees.
As described in more detail below, the Corporation’s equity-based compensation is currently in the form of incentive stock options granted under the Corporation’s incentive stock option plan (the “Incentive Stock Option Plan”).
Performance goals and personal subjective assessment factors are determined for each executive officer and relate to matters which assist and help facilitate the Corporation’s overall corporate strategic goals and objectives and are subjectively assessed by the Compensation Committee, in its discretion, applying a weighting factor to each objective, attribute, benchmark or criteria, rather than performance goals that are based on objective identifiable targets or measures. The Compensation Committee consults with and accepts recommendations from the Chief Executive Officer regarding the performance and assessment of the other executive officers.
As a matter of normal practice, during the past several years, prior to 2011, the Corporation has annually determined the corporate and personal objectives and personal assessment factors for each year during the first quarter of the fiscal year and then, following the end of the year, the Compensation Committee has made a subjective discretionary assessment regarding such objectives and factors and, based on such assessment, in its discretion the Compensation Committee has recommended to the Board discretionary awards of annual cash incentive bonuses, and discretionary grants of stock options under the Incentive Stock Option Plan, for the Chief Executive Officer and other executive officers of the Corporation. Generally, in such cases, the Compensation Committee, in its discretion, based on such subjective assessment has determined an aggregate incentive value that the Compensation Committee recommend or approved for each executive officer, and the executive officer received 50% of such value in the form of a cash incentive bonus and 50% of such value in the form of stock options under the Incentive Stock Option Plan. For 2010, as was the case in 2009, the Compensation Committee and the Board took into account previous and other awards of bonuses and equity compensation to the executive officers and determined to award only annual cash incentive bonuses.

The Compensation Committee periodically reviews the total compensation arrangements and compensation programs for employees, including executive officers, as well as non-management directors. During 2010 the Compensation Committee assessed the framework for the Corporation’s annual discretionary awards of annual cash incentive bonuses and discretionary grants of stock options to determine whether changes to such framework might be appropriate.
Commencing with the 2011 fiscal year, the Compensation Committee and the Board have determined to revise the Corporation’s approach to awards of equity-based compensation. In January 2011 the Compensation Committee and the Board determined that, during the first quarter of the fiscal year the Corporation would grant stock options under the Incentive Stock Option Plan as a long-term incentive to motivate executive officers to work toward achievement by the Corporation of long-term performance on a prospective, going-forward basis, rather than as compensation for performance in the prior year. Such awards are intended to provide a greater incentive for executives and key employees to work in the future toward achievement of the Corporation’s goals and strategic objectives and to better align the compensation of the CEO and other executives and key employees with the long-term interests of shareholders. Accordingly, in the first quarter of 2011 the Compensation Committee and the Board approved the grant of stock options under the Incentive Stock Option Plan to senior executives and other key employees, as compensation in respect of the 2011 fiscal year. As a result of these grants, it is not currently anticipated that the Corporation will make additional discretionary awards of stock options to those persons after the end of the year as compensation in relation to 2011.
The Compensation Committee assesses the performance of the Corporation’s Chief Executive Officer and makes recommendations to the Board, and the Board makes all decisions regarding his compensation. The Compensation Committee consults with and receives input and recommendations from the Chief Executive Officer regarding the performance and assessment and compensation of the other executive officers, and makes recommendations to the Board for approval regarding the compensation of such executives. Although the Compensation Committee generally considers recommendations of the Chief Executive Officer, decisions are made by the Committee and the Board and may reflect factors and consideration other than information and recommendations provided by the Chief Executive Officer.
The awarding of annual cash incentives and equity-based compensation is subject to the discretion of the Compensation Committee and Board, exercised annually, and is at risk and not subject to any minimum amount.
As part of its review of management compensation and incentive programs, the Compensation Committee periodically retains external independent compensation consultants to review and provide benchmark market data of a comparator group (the “comparator group”) of publicly listed companies that include Canadian and U.S. companies in the biotechnology and pharmaceutical industries with a market capitalization in the range of approximately 1/2 to 2 times the Corporation’s market capitalization. The Compensation Committee annually reviews and determines the composition of the comparator group to ensure that it contains appropriate comparator companies. In addition to advice obtained from compensation consultants, the Compensation Committee undertakes its own assessment of the competitiveness of the Corporation’s compensation and incentive programs, based on information obtained from such consultants and other information that may be available to the Compensation Committee. Decisions as to compensation are made by the Compensation Committees and the Board and may reflect factors and considerations other than the information and, if applicable, recommendations provided by compensation consultants.
The Compensation Committee’s assessment resulted in the Compensation Committee determining that the executive compensation of the Corporation for certain executives and other personnel, including salary and annual incentive bonuses and equity-based compensation, was low compared to comparable companies. As a result, the Compensation Committee determined that in order to assist the Corporation to be able to retain and attract key executive talent, and to further align the compensation of the executive officers and other key employees with long-term interests of shareholders, the Corporation’s base salary and equity-based compensation for certain executives and other personnel should be increased.
As noted above, the Compensation Committee periodically reviews the Corporation’s executive compensation strategy, programs and arrangements. As a result, such strategy, programs and arrangements for executives and non-management directors will likely continue to evolve and be revised in the future.

The elements of the Corporation’s executive compensation program and strategy are discussed in greater detail below.
Base Salary
The base salary level for the Corporation’s Chief Executive Officer is based on his overall experience and responsibilities. The salary is determined after considering the salary levels of other executives with similar responsibilities and experience and comparison of salary levels of comparable executives at a variety of companies, with particular emphasis on biotechnology companies. The Chief Executive Officer’s salary is approved by the Board based on the recommendation of the Compensation Committee, which seeks general advice and from time to time more specific advice and recommendations from outside advisors.
Mr. Janzen was appointed Chief Executive Officer in August 2009. Mr. Janzen was previously President and Chief Business Officer of the Corporation and, prior to that, Chief Financial Officer. In connection with his appointment as Chief Executive Officer, Mr. Janzen’s base annual salary was increased from $489,998 to $600,000 and a new employment agreement was entered into between the Corporation and Mr. Janzen (see “Employment Contracts with Named Executive Officers”).
Pursuant to the terms of the Chief Executive Officer’s employment contract with the Corporation, the Chief Executive Officer’s salary is reviewed annually by the Board and may be increased in the Board’s discretion each year. Mr. Janzen’s base salary remained fixed at $600,000 throughout 2010. In February, 2011 the Board, based on the recommendation of the Compensation Committee, approved a 3% cost of living increase in Mr. Janzen’s based salary to $618,000 effective as of January 1, 2011.
The base salary levels for the other Named Executive Officers of the Corporation are based on the executive’s overall experience and responsibilities and are reviewed annually. The salaries of the Named Executive Officers are determined primarily on the basis of the Compensation Committee’s review of the Chief Executive Officer’s assessment of each executive officer’s performance during the prior year, the Compensation Committee’s understanding of normal and appropriate salary levels for executives with responsibilities and experience comparable to that of the executive officer, and the terms of the officer’s employment agreement with the Corporation. The salaries are approved by the Board, based on the recommendation of the Compensation Committee, together with recommendations from the Chief Executive Officer. External sources and advisors are consulted from time to time when the Compensation Committee considers it necessary or desirable.
In 2009, the Board, based on the recommendation of the Compensation Committee, approved an employee cost of living salary adjustment pool of 2.5% of the base salaries of all employees of the Corporation (excluding the Chief Executive Officer of the Corporation) and authorized the Chief Executive Officer, in his discretion, to allocate the pool to other employees of the Corporation. For 2010, the allocation and determination of adjustments was determined in the second half of 2009 and implemented effective January 1, 2010. As a consequence, the 2.5% salary adjustment pool was allocated among employees, including Named Executive Officers other than Mr. Janzen, based on the employee’s performance, effective January 1, 2010.
In December 2010, the Board, based on a recommendation of the Compensation Committee (which, among other things received and considered input and a recommendation from the Chief Executive Officer), approved a 3% cost of living increase to the base salaries of all employees (including the Named Executive Officers other than the Chief Executive Officer) other than Mr. Janzen. In February, 2011, the Board, based on a recommendation of the Compensation Committee (which, among other things, received and considered input and recommendations from the Chief Executive Officer), approved salary increases for four senior executives, including a 7.5% increase to the base salary of the Senior Vice President, Commercial Affairs, a 3% increase to the base salary of the Chief Financial Officer and a 3% increase to the base salary of the Vice President, Product Development.
Annual Cash Incentive
The Corporation’s Chief Executive Officer is entitled to receive an annual cash incentive bonus (as well as grants of stock options under the Incentive Stock Option Plan), which are awarded on a discretionary basis by the Board based on the recommendations of the Compensation Committee, based on the subjective assessment by the Compensation Committee regarding the Corporation’s success in creating shareholder value and the achievement by the Corporation and the Chief Executive Officer of certain corporate and personal objectives, and a personal subjective assessment. The corporate and personal objectives, and personal subjective assessment factors, are annually established by the Compensation Committee and approved by the Board, and annually agreed to between the Board and the Chief Executive Officer.
The Named Executive Officers other than the Chief Executive Officer are also entitled to receive an annual cash incentive bonus (as well as grants of stock options under the Incentive Stock Option Plan) which are awarded on a discretionary basis by the Board, based on the recommendations of the Compensation Committee, based on the subjective assessment by the Compensation Committee regarding the Corporation’s success in creating shareholder value and the achievement by the Corporation and the executive officers of certain corporate and personal objectives, and personal subjective assessments. The corporate and personal objectives, and personal assessment factors, are annually established by the Compensation Committee, with recommendations from the Chief Executive Officer, and agreed to with the executive officer.

The executive officers, in the discretion of the Compensation Committee and the Board, are entitled to receive a maximum annual incentive value, which is determined as a percentage of their base salary. For 2010, the maximum annual incentive value for each of the Named Executive Officers was 50% of base salary.
The formula for determining the amount of annual incentive value that each executive officer may, subject to and in the discretion of the Compensation Committee and the Board, be entitled to receive is generally as follows:

Maximum Value	x	Company Success Factor	x	Individual Performance to Objectives Factor	x	Subjective Factor Rating
The amount determined pursuant to the formula is intended to be guidance for the Compensation Committee’s consideration. The Compensation Committee may, in its discretion, determine that an annual incentive value in the amounts determined pursuant to the formula, lesser or greater amounts or no annual incentive amount at all will be awarded.
The Company Success Factor is intended to link annual incentive compensation to the Corporation’s fundamental objective of creating shareholder value. The Company Success Factor is determined annually by the Board, based on the recommendation of the Compensation Committee and the Compensation Committee’s subjective assessment of the Corporation’s success in creating shareholder value. In making this assessment the Compensation Committee considers the return to investors, based on year over year change in the market price for the Corporation’s shares. The Company Success Factor is, in the discretion of the Compensation Committee, determined as a percentage between a minimum of 50% and a maximum of 100%. The Company Success Factor is intended to allow the Compensation Committee and Board to proportionately recognize and award incentive compensation for individual performance even in years when markets are negative thereby leading to a low Company Success Factor and correspondingly provide high reward when high shareholder value is created.
For 2010, the objectives which formed part of the Individual Performance to Objectives assessment for the Chief Executive Officer and other executive officers included: (i) gaining European Union approval of the vernakalant (iv) process by November 15, 2010; (ii) identifying a clinical candidate for at least one of the Corporation’s preclinical programs by the end of 2010 that is approved by the Board; (iii) integrate AVRO study data and answer the 120 EMEA questions by March 17, 2010; (iv) completing a minimum $7 million financing or transaction for the GED-aPC project by the end of the third quarter of 2010; (v) staying within 10 percent of the Corporation’s 2010 budget; and (vi) creating, implementing and meeting human resources targets relating to retention and employee satisfaction.
The Individual Performance to Objectives Factors for each executive officer are determined by the Compensation Committee, based on the Committee’s discretionary subjective assessment of the extent to which the Corporation and the executive officers achieved the corporate and personal objectives determined for this purpose during the year applying a weighting to each objective. The Subjective Factor Rating for each executive officer is determined by the Compensation Committee, based on the Committee’s discretionary subjective assessment of various attributes, benchmarks and criteria determined for this purpose applying a weighting factor to each applicable attribute, benchmark or criteria. Following the end of the year the Compensation Committee, in its discretion, assesses the performance of individual executive officers relating to the personal objectives, and the attributes, benchmarks and criteria, to separately determine an Individual Performance to Objectives Factor and Subjective Factor Rating for each executive officer. If all of the applicable corporate and personal objectives are achieved, the executive officer’s Individual Performance Factor Ranking would be 100%. If an executive officer receives the highest assessment ranking in relation to each personal subjective assessment attribute, benchmark and criteria, his Subjective Factor Rating would be 100%. In its assessment, the Compensation Committee considers each of the objectives and personal subjective attributes and benchmarks and criteria, and challenges and factors that might have impacted the ability to achieve the objective or attain the highest assessment ranking.
In December 2010, the Compensation Committee made a subjective discretionary assessment to determine the Company Success Factor and the extent which the corporate and personal objectives had been achieved and to determine the Subjective Factor Ratings for the executive officers for 2010.

In determining the Company Success Factor, the Compensation Committee compared investor returns for the Corporation with investor returns for the following comparator companies, which are publicly listed companies in the biotechnology and pharmaceutical industries with a market capitalization between $200 million and $600 million, and subjectively assessed the performance of the Corporation:

Affymetrix, Inc.	Albany Molecular Research, Inc.	Arena Pharmaceuticals, Inc.
ARIAD Pharmaceuticals, Inc.	BioCryst Pharmaceuticals, Inc.	BioMimetic Therapeutics, Inc.
Cadence Pharmaceuticals, Inc.	Celera Corporation	China Sky One Medical, Inc.
Cytokinetics, Incorporated	Durect Corporation	Dyax Corp.
Enzon Pharmaceuticals, Inc.	Flamel Technologies S.A.	Genomic Health, Inc.
Geron Corporation	Halozyme Therapeutics, Inc.	Hi-Tech Pharmacal Co., Inc.
ImmunoGen, Inc.	Immunomedics, Inc.	Inspire Pharmaceuticals, Inc.
Lexicon Pharmaceuticals, Inc.	Ligand Pharmaceuticals, Inc.	Maxygen, Inc.
Micromet, Inc.	Momenta Pharmaceuticals, Inc.	Nabi Biopharmaceuticals
Novavax, Inc.	Obagi Medical Products, Inc.	Optimer Pharmaceuticals, Inc.
Orexigen Therapeutics, Inc.	Osiris Therapeutics, Inc.	Pain Therapeutics
Pharmasset, Inc.	QLT Inc.	Questcor Pharmaceuticals, Inc.
Rigel Pharmaceuticals, Inc.	Sangamo BioSciences, Inc.	Santarus, Inc.
Sequenom, Inc.	SIGA Technologies Inc.	Spectrum Pharmaceuticals, Inc.
Targacept, Inc.	The Medicines Company	Vanda Pharmaceuticals Inc.
The Corporation is approximately in the 80th percentile of the comparator group in terms of year over year market price change. This suggested a Company Success Factor of 90% (50% plus (.80 x .50)).
For 2010, the Compensation Committee determined, in its discretion, that the Individual Performance to Objectives Factor and Subjective Factor Rating, respectively, for the Named Executive Officers were as follows: Mr. Janzen: 65 percent/100 percent; Mr. Sikorsky: 65 percent/94 percent; Dr. McAfee: 65 percent/92 percent; Mr. Lalji: 65 percent/100 percent and Ms. Grant: 65 percent/94 percent.
Following this assessment and determination, the Compensation Committee considered whether to recommend to the Board discretionary awards of annual cash incentive bonuses and discretionary grants of stock options under the Incentive Stock Option Plan for the Chief Executive Officer and other executive officers as compensation in relation to the 2010 financial year. As part of such consideration, the Compensation Committee took into account previous and other awards of bonuses and equity compensation to the executive officers. The Compensation Committee determined that cash incentive bonuses in the aggregate amount of $676,643 in respect of 2010 should be paid to seven employees, including the Named Executive Officers, and that the Named Executive Officers should receive cash incentive bonuses in the following amounts: Mr. Janzen: $210,000; Mr. Sikorsky: $81,729; Dr. McAfee $82,302; Mr. Lalji: $97,751 and Ms. Grant: $73,626, which amounts were equal to the amounts calculated pursuant to the formula, except for Janzen. For Mr. Janzen the Board, based on the recommendation of the Compensation Committee, approved awarding the Chief Executive Officer an additional $34,500 above that calculated pursuant to the formula, in recognition of his performance during 2010, particularly in relation to corporate partner collaborations and facilitating effectiveness of internal and external team behaviours. These amounts were accepted and approved by the Board.
In March 2010, the Board, based on the recommendation of the Compensation Committee, approved a variable bonus plan for non-management employees of the Corporation and its subsidiaries. The plan involves a bonus pool of up to 10% of the aggregate base salaries of the non-executive employees to be allocated among employees based upon the Corporation achieving corporate objectives approved by the Board, and the remaining 40% dependent upon individual performance. It is intended that this plan will be assessed annually and refined over time. In June 2010 the Board approved a cash bonus pool of $111,000 and authorized the distribution of the pool to non-executive employees of the Corporation.
Equity- Based Incentives
The Board and the Compensation Committee believe that in order to (i) assist the Corporation in attracting and retaining management and key employees and non-management directors and providing such employees and directors with incentive to continue in the service of the Corporation, (ii) create a greater commonality of interests between such employees and directors and the shareholders of the Corporation through incentive compensation based on the value of the Corporation’s Common Shares and (iii) where appropriate, provide such employees and directors an incentive to create or realize value for shareholders of the Corporation through potential partnership opportunities, licensing transactions or alternative strategies, the compensation of executive officers, other key employees and non-management directors should include equity-based compensation that is at least competitive with peer companies, including the comparator group. The Corporation’s equity-based compensation currently is made in the form of stock options granted under the Incentive Stock Option Plan.

The Corporation does not have share ownership guidelines or share retention requirements for directors or executive officers. The Compensation Committee and Board remain committed to the motivation and reward of executives for the long-term performance of the Corporation and the retention of key employees of the Corporation and will continue to seek ways to assure the alignment of the Corporation’s compensation program and strategy with shareholder interests.
Incentive Stock Option Plan
The Incentive Stock Option Plan was approved by shareholders of the Corporation in May 2001 and was subsequently amended in May 2002, May 2004, June 2006, September 2007 and May 2010. Under the Incentive Stock Option Plan, the Board may, in its discretion, grant options to purchase Common Shares to directors, officers, employees, contractors and consultants of the Corporation or any of its subsidiaries. In addition, the Chief Executive Officer, provided he or she at such time is a director of the Corporation, may in his or her discretion, subject to certain limitations and periodic review of the Compensation Committee, grant options to purchase Common Shares to employees of the Corporation or any of its subsidiaries. The exercise price of options granted under the Incentive Stock Option Plan is established at the time of grant and must be not less than the closing price of the Common Shares on the Toronto Stock Exchange immediately preceding the date of the grant. Options granted prior to July 27, 2007 must be exercised no later than six years after the date of the grant and options granted after July 27, 2007 must be exercised no later than five years after the date of grant, provided that the expiry date of any option that expires during a trading blackout shall be extended to the tenth business day after the end of such blackout period. The vesting terms of options are established at the time of grant. For a more complete description of the Incentive Stock Option Plan, please see “Securities Authorized for Issuance Under Equity Compensation Plans — Incentive Stock Option Plan”.
As described above, prior to 2011, as a matter of normal practice the Corporation has in the past made an annual grant of options under the Incentive Stock Option Plan in the first half of the year based on performance achieved in the prior year, and awarded options to non-management directors at the time of the Corporation’s annual general meeting each year. The options granted to executive officers and other key employees are typically granted by the Board, based on the recommendations of the Compensation Committee. In determining to make grants of options, the Board, Compensation Committee and the Chief Executive Officer take into account previous and other grants or awards of equity compensation to the grantees and others. In granting options both to executive officers and other employees, as well as non-management directors, the Board, based on the recommendations of the Compensation Committee, determines the value that the Board wishes to grant as compensation and then determines the number of the options granted, which is calculated applying a standard Black-Scholes-Merton model, which the Compensation Committee and the Board concludes produces a meaningful and reasonable estimate of fair value.
2010 Option Grants
In May and December 2010 the Compensation Committee reviewed the incentive stock option grant practices of the Corporation. In December 2010 the Compensation Committee and the Board considered and approved a recommendation of the Chief Executive Officer that the Corporation consider making grants of incentive stock options to non-executive employees twice a year, in approximately May and November, subject to the Corporation not being subject to black-out restrictions.
As described above, in December 2010, the Compensation Committee and the Board determined that no incentive stock options should be awarded to executive officers, including the Named Executive Officers, as compensation for 2010.
Also, as described above, commencing with the 2011 fiscal year, the Compensation Committee and the Board have determined to revise the Corporation’s approach to awards of equity-based compensation. In March, 2011 the Board, on the recommendation of the Compensation Committee (which in turn consulted with and received input from the Chief Executive Officer regarding proposed awards to be made to other employees) approved the grant of incentive stock options under the Incentive Stock Option Plan, as compensation in respect of the 2011 fiscal year, to certain executive officers and employees, including the Named Executive Officers.

Executive Compensation Clawback Policy
In April 2010, the Board adopted a policy pursuant to which, in the event the Corporation’s financial results as reflected in previously issued financial statements are required to be materially restated and the Compensation Committee or the Board determines that the need for the restatement was caused or substantially caused by fraud or misconduct of one or more executives of the Corporation, the Compensation Committee or the Board will review all performance-based incentive compensation awarded to executives that are attributable to performance during the period or periods restated and determine whether the restated results would have resulted in the same performance-based compensation for the executives. If not, the Compensation Committee or the Board may, in its discretion, subject to applicable law, considering the facts and circumstances surrounding the restatement and other facts or circumstances the Compensation Committee or the Board considers appropriate, direct that the Corporation seek to recover all or a portion of cash incentive bonus payments made to one or more executives in respect of any financial year in which the Corporation’s financial results are negatively affected by such restatement. In addition, the Compensation Committee or the Board may, in those circumstances, in its discretion, withhold future awards of incentive compensation that might otherwise be awarded to the executive.
Performance Graph
The following table and graph compare the cumulative total shareholder return on $100 invested in Common Shares of the Corporation with $100 invested in the S&P/TSX Composite Index from December 31, 2005 to December 31, 2010 (the Corporation’s most recent financial year end).

Year End	2005	2006	2007	2008	2009	2010

COM	$100.00	$111.09	$76.02	$47.70	$39.76	$54.44
S&P/TSX Composite Index	$100.00	$114.51	$122.72	$79.73	$104.20	$119.26
The trend in overall compensation paid to the Named Executive Officers over the past five years has generally not tracked the performance of the market price of the Common Shares, nor has it tracked the S&P/TSX Composite Index during the period. The Company has not included market price targets of the Common Shares as a component of the Company’s executive compensation program and strategy.

Compensation of Executive Officers
Summary Compensation Table
The following table provides a summary of the total compensation earned during the fiscal year ended December 31, 2010, the fiscal year ended December 31, 2009 and the fiscal year ended December 31, 2008 for the executive officers listed in the table below (the “Named Executive Officers”). The Corporation’s Named Executive Officers are the Chief Executive Officer, the Chief Financial Officer, and the Corporation’s three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer.

						Non-equity incentive plan
						compensation
				Share-	Option-	Annual		Long-term
				based	based	incentive		incentive	Pension	All other	Total
Name and principal	Fiscal	Salary		awards	awards	plans		plans	value	compensation	compensation
position	Year	($)		($)	($)(1)	($)		($)	($)	($)	($)
Douglas G. Janzen	2010	600,000		Nil	Nil	210,000		Nil	Nil	Nil	810,000
President and Chief	2009	538,943	(3)	Nil	1,419,114	745,895	(4)	Nil	Nil	Nil	2,703,952
Executive Officer(2)	2008	489,998		Nil	Nil	Nil		Nil	Nil	Nil	489,998
Curtis Sikorsky	2010	291,534	(5)	Nil	Nil	81,729		Nil	Nil	Nil	373,263
Chief Financial Officer	2009	290,000		Nil	170,281	208,497	(6)	Nil	Nil	Nil	668,778
	2008	297,200		Nil	Nil	Nil		Nil	Nil	Nil	290,000
Donald A. McAfee	2010	312,468	(7)	Nil	Nil	82,302		Nil	Nil	Nil	394,770
Chief Scientific Officer	2009	350,869	(8)	Nil	48,652	220,630	(10)	Nil	Nil	Nil	620,151
	2008	316,330	(9)	Nil	Nil	Nil		Nil	Nil	Nil	316,330
Karim Lalji	2010	334,191		Nil	Nil	97,751		Nil	Nil	Nil	431,942
Senior Vice President,	2009	326,040		Nil	243,259	351,389	(11)	Nil	Nil	Nil	920,688
Commercial Affairs	2008	321,945		Nil	Nil	Nil		Nil	Nil	Nil	321,945
Sheila M. Grant	2010	262,631		Nil	Nil	73,626		Nil	Nil	Nil	336,257
Vice President,	2009	261,250		Nil	170,281	219,557	(12)	Nil	Nil	Nil	651,088
Product Development	2008	258,437		Nil	Nil	Nil		Nil	Nil	Nil	258,437
Notes:

(1)	Calculated as of the grant date using the Black-Scholes option pricing model.

(2)	Mr. Janzen became President and Chief Executive Officer in August 2009. Mr. Janzen was previously President and Chief Business Officer.

(3)
Represents $288,943 paid to Mr. Janzen from January 1, 2009 to July 31, 2009, in his capacity as President and Chief Business Officer, and $250,000 paid to Mr. Janzen from August 1, 2009 to December 31, 2009, in his capacity as President and Chief Executive Officer.

(4)
Represents an extraordinary one-time cash bonus of $630,000 paid to Mr. Janzen in June 2009 in connection with the Corporation entering into a collaboration and licence agreement (the “Collaboration and License Agreement”) with Merck & Co., Inc. for the development of vernakalant and a discretionary bonus of $115,895 paid to Mr. Janzen in March 2010 for milestones achieved in the fiscal year ended December 31, 2009.

(5)	This amount reflects a deduction of $5,716 in respect of five days of unpaid leave taken by Mr. Sikosrky in accordance with the Corporation’s policies.

(6)
Represents an extraordinary one-time cash bonus of $150,000 paid to Mr. Sikorsky in June 2009 in connection with the Corporation entering into the Collaboration and Licence Agreement and a discretionary bonus of $58,497 paid to Mr. Sikorsky in March 2010 for milestones achieved in the fiscal year ended December 31, 2009.

(7)
Mr. McAfee’s salary in 2010 was US$307,500. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$0.9714 = Cdn.$1.00, being the average of the Bank of Canada exchange rates on the date each semi-monthly payment was made during the year. This amount reflects a deduction of $6,300 in respect of five days of unpaid leave taken by Mr. McAfee in accordance with the Corporation’s policies.

(8)
Mr. McAfee’s salary in 2009 was US$300,000. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$0.8549 = Cdn.$1.00, being the average of the Bank of Canada exchange rates on the date each semi-monthly payment was made during the year.

(9)
Mr. McAfee’s salary in 2008 was US$306,000. The exchange rate used for conversion of U.S. dollars into Canadian dollars was US$0.9673 = Cdn.$1.00, being the average of the Bank of Canada exchange rates on the date each semi-monthly payment was made during the year.

(10)
Represents an extraordinary one-time cash bonus of $165,000 paid to Mr. McAfee in June 2009 in connection with the Corporation entering into the Collaboration and Licence Agreement and a discretionary bonus of $55,630 paid to Mr. McAfee in March 2010 for milestones achieved in the fiscal year ended December 31, 2009.

(11)
Represents an extraordinary one-time cash bonus of $300,000 paid to Mr. Lalji in June 2009 in connection with the Corporation entering into the Collaboration and Licence Agreement and a discretionary bonus of $51,389 paid to Mr. Lalji in March 2010 for milestones achieved in the fiscal year ended December 31, 2009.

(12)	This amount reflects a deduction of $5,130 in respect of five days of unpaid leave taken by Ms. Grant in accordance with the Corporation’s policies.

(13)
Represents an extraordinary one-time cash bonus of $165,000 paid to Ms. Grant in June 2009 in connection with the Corporation entering into the Collaboration and Licence Agreement and a discretionary bonus of $54,557 paid to Ms. Grant in March 2010 for milestones achieved in the fiscal year ended December 31, 2009.

Outstanding Option-Based and Share-Based Awards
The following table sets forth, for each Named Executive Officer, all of the option-based and share-based grants and awards outstanding on December 31, 2010.

	Option-based Awards				Share-based Awards
	Number of			Value of		Market or
	securities			unexercised in-	Number of	payout value of
	underlying			the-money	shares or units	share-based
	unexercised	Option	Option	options as at	of shares that	awards that
	options	exercise price	expiration	Dec. 31, 2010	have not vested	have not vested
Name	(#)	($)	date	($)	(#)	($)
Douglas G. Janzen	16,529	7.21	6/15/2011	Nil	Nil	Nil
	18,347	9.40	6/11/2012	Nil	Nil	Nil
	22,861	12.07	3/25/2013	Nil	Nil	Nil
	250,000	13.19	3/5/2012	Nil	Nil	Nil
	127,000	4.65	5/20/2013	219,710	Nil	Nil
	600,000	4.65	8/11/2014	1,038,000	Nil	Nil
Curtis Sikorsky	200,000	9.40	6/11/2012	Nil	Nil	Nil
	7,121	12.07	3/25/2013	Nil	Nil	Nil
	70,000	4.65	5/20/2013	121,100	Nil	Nil
	70,000	4.76	12/30/2014	113,400	Nil	Nil
Donald A. McAfee	3,306	7.21	6/15/2011	Nil	Nil	Nil
	14,043	9.40	6/11/2012	Nil	Nil	Nil
	12,990	12.07	3/25/2013	Nil	Nil	Nil
	70,000	4.65	5/20/2013	121,100	Nil	Nil
	20,000	4.76	12/30/2014	32,400	Nil	Nil
Karim Lalji	300,000	13.23	9/13/2012	Nil	Nil	Nil
	1,857	12.07	3/25/2013	Nil	Nil	Nil
	34,999	4.65	5/20/2013	60,548	Nil	Nil
	83,333	4.76	12/30/2014	134,999	Nil	Nil
Sheila M. Grant	13,085	7.21	6/15/2011	Nil	Nil	Nil
	10,458	9.40	6/11/2012	Nil	Nil	Nil
	13,013	12.07	3/25/2013	Nil	Nil	Nil
	52,501	4.65	5/20/2013	90,827	Nil	Nil
	70,000	4.76	12/30/2014	113,400	Nil	Nil
Value Vested or Earned During 2010 Financial Year
The following table sets forth, for each Named Executive Officer, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the twelve month period ended December 31, 2010.

			Non-equity incentive plan
	Option-based awards –	Share-based awards –	compensation – Value earned
	Value vested during the year	Value vested during the year	during the year
Name	($)	($)	($)
Douglas G. Janzen	619,380	Nil	Nil
Curtis Sikorsky	89,949	Nil	Nil
Donald A. McAfee	67,454	Nil	Nil
Karim Lalji	103,452	Nil	Nil
Sheila M. Grant	89,953	Nil	Nil

Employment Contracts with Named Executive Officers
The Corporation has entered into employment agreements with each of the Named Executive Officers listed below.
Douglas G. Janzen
Douglas G. Janzen was appointed as President and Chief Business Officer of the Corporation on March 6, 2006. On August 1, 2009, Mr. Janzen was promoted to the position of President and Chief Executive Officer. Mr. Janzen’s employment agreement provides for a base salary of $600,000, which is reviewed annually by the Corporation. In February 2011, Mr. Janzen received a 3% cost of living increase in his base salary to $618,000. Mr. Janzen’s salary is reviewed annually by the Corporation. Mr. Janzen was granted 600,000 incentive stock options in connection with his promotion to the position of President and Chief Executive Officer, of which 266,666 options are vested. Mr. Janzen is entitled to six weeks of paid vacation each year.
Mr. Janzen’s employment agreement has an indefinite term and may be terminated by Mr. Janzen upon at least 60 days’ written notice. If Mr. Janzen’s employment is terminated by the Corporation without cause, all of his unvested options will vest immediately and he will be entitled to receive any salary owed and expenses incurred up to the date of termination, a severance payment of 24 months’ salary and life, health and disability benefits for up to one year. If Mr. Janzen continues to be employed by the Corporation for a period of one year or is not offered continued employment following the change of control, he will be entitled to receive a lump sum payment equal to 100% of his annual salary and 100% of his maximum annual discretionary bonus on each of (i) the completion date of the change of control and (ii) the one year anniversary of the completion date of the change of control. If Mr. Janzen continues to be employed by the Corporation following a change of control for a period of less than one year, he will be entitled to receive a lump sum payment equal to 100% of his annual salary and 100% of his maximum annual discretionary bonus on the completion date of the change of control and, if his employment is terminated without cause, the severance payments described above.
Curtis Sikorsky
Under an employment agreement between the Corporation and Curtis Sikorsky dated June 9, 2006, Mr. Sikorsky was appointed as Chief Financial Officer of the Corporation in consideration for an annual salary of $250,000, payable in equal semi-monthly instalments. This salary is reviewed annually by the Corporation. Mr. Sikorsky’s current annual salary is $315,353. Mr. Sikorsky is eligible for a discretionary annual cash and stock option bonus, if certain milestones agreed to between the Corporation and Mr. Sikorsky are met. Under his employment agreement, Mr. Sikorsky received a grant of 200,000 incentive stock options, all of which have vested. He is entitled to five weeks of paid vacation and up to one week of unpaid leave each year.
Mr. Sikorsky’s employment agreement has an indefinite term and may be terminated by Mr. Sikorsky upon at least 60 days’ written notice, in which case he will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Mr. Sikorsky’s employment is terminated by the Corporation without cause, including following a change of control of the Corporation, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 12 months’ salary. Upon a change of control, all unvested stock options held by Mr. Sikorsky will be vested immediately.
Donald A. McAfee
Under an employment agreement between the Corporation and Donald A. McAfee dated October 1, 2004, Dr. McAfee was appointed as the Vice President, New Product Development of the Corporation in consideration for an annual salary of US$250,000, payable in equal semi-monthly instalments. On February 27, 2007, Dr. McAfee was promoted to the position of Chief Scientific Officer. Dr. McAfee’s salary is reviewed annually by the Corporation. Dr. McAfee’s current annual salary is US$316,725. Dr. McAfee is eligible for a discretionary annual cash and stock option bonus, if certain milestones agreed to between the Corporation and Dr. McAfee are met. Under his employment agreement, Dr. McAfee received a grant of 250,000 incentive stock options, all of which have been exercised. He is entitled to five weeks of paid vacation and up to one week of unpaid leave each year.
Dr. McAfee’s employment agreement has an indefinite term and may be terminated by Dr. McAfee upon 30 days’ written notice, in which case he will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Dr. McAfee’s employment is terminated by the Corporation without cause, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 12 months’ salary.

Karim Lalji
Under an employment agreement between the Corporation and Karim Lalji dated September 14, 2006, Mr. Lalji was appointed as Senior Vice President, Commercial Affairs of the Corporation in consideration for an annual salary of $300,000, payable in equal semi-monthly instalments. This salary is reviewed annually by the Corporation. Mr. Lalji’s current annual salary is $370,033. Mr. Lalji is eligible for a discretionary annual cash and stock option bonus, if certain milestones agreed to between the Corporation and Mr. Lalji are met. Under his employment agreement, Mr. Lalji received a grant of 300,000 incentive stock options, all of which have vested. He is entitled to five weeks of paid vacation and up to one week of unpaid leave each year.
Mr. Lalji’s employment agreement has an indefinite term and may be terminated by Mr. Lalji upon at least 30 days’ written notice, in which case he will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Mr. Lalji’s employment is terminated by the Corporation without cause, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a lump sum payment equal 12 months salary and benefits, plus an additional payment equal to one month of salary and benefits for each full year of service. Upon a change of control or following termination of Mr. Laji’s employment without cause, all unvested stock options held by Mr. Lalji will be vested immediately.
Sheila M. Grant
Under an employment agreement between the Corporation and Sheila M. Grant dated April 14, 2007, Ms. Grant was appointed as Vice President, Product Development (Vernakalant) of the Corporation in consideration for an annual salary of $250,000, payable in equal semi-monthly instalments. This salary is reviewed annually by the Corporation. Ms. Grant’s current annual salary is $284,088. Ms. Grant is eligible for a discretionary annual cash and stock option bonus, if certain milestones agreed to between the Corporation and Ms. Grant are met. She is entitled to five weeks of paid vacation and up to one week of unpaid leave each year.
Ms. Grant’s employment agreement has an indefinite term and may be terminated by Ms. Grant upon at least 30 days’ written notice, in which case he will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Ms. Grant’s employment is terminated by the Corporation without cause, all outstanding options previously granted to Ms. Grant will vest immediately and Ms. Grant will be entitled to receive any salary owed and expenses incurred up to the date of termination plus a lump sum payment equal 12 months salary and benefits. Upon a change of control or following termination of Ms. Grant’s employment without cause all unvested stock options held by Ms. Grant will be vested immediately.
Estimated Termination Payments
The table below reflects amounts that would have been payable to each Named Executive Officer if his employment had been terminated on December 31, 2010 either (i) without cause or (ii) following a change of control.

					Termination Following
	Termination Without Cause				Change of Control(1)
			Accelerated Vesting	Continuation of			Accelerated Vesting	Continuation of
	Severance		of Options	Benefits	Severance		of Options	Benefits
Name	($)		($)(2)	($)	($)		($)(2)	($)
Douglas G. Janzen	1,236,000	(3)	686,521	8,204	2,000,000	(4)	Nil	Nil
Curtis Sikorsky	315,353		Nil	Nil	Nil	(5)	123,550	Nil
Donald A. McAfee	318,435	(6)	Nil	Nil	Nil		Nil	Nil
Karim Lalji	493,377		150,549	12,100	Nil		150,549	Nil
Sheila M. Grant	284,088		123,548	8,151	Nil		123,548	Nil
Notes:

(1)
Represents the amount each Named Executive Officer would be entitled to receive if his employment with the Corporation was terminated upon completion of a change of control. For additional information regarding amounts payable to Mr. Janzen in connection with a change of control, including amounts payable to Mr. Janzen if his employment is continued following a change of control or is terminated within one year following a change of control, see the individual discussion of Mr. Janzen’s employment agreements above.

(2)	Represents the value of unvested in-the-money options as at December 31, 2010.

(3)	Represents 24 months of base salary.

(4)
Includes a lump sum payment of $1,000,000 payable to Mr. Janzen upon completion of the change of control (representing 100% of Mr. Janzen’s base salary and 100% of his maximum annual discretionary bonus) and a subsequent payment of $1,000,000 payable to Mr. Janzen upon completion of the change of control.

(5)	If Mr. Sikorsky’s employment is terminated without cause following a change of control, he will be entitled to receive the severance payment described under the heading “Termination Without Cause”.

(6)
If Mr. McAfee’s employment is terminated without cause, he will be entitled to receive a severance payment of US$316,725. The exchange rate used for conversion of U.S. dollars into Canadian dollars was 1.0054, being the Bank of Canada exchange rate on December 31, 2010.

Directors’ and Senior Executives’ Liability Insurance and Indemnity Agreements
The Corporation maintains directors’ and senior executives’ liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. Such insurance provides for an aggregate of US$25,000,000 annual protection against liability (less a deductible of up to US$500,000 payable by the Corporation depending on the nature of the claim). The annual premium paid by the Corporation for this insurance is US$402,550. The Corporation also has entered into indemnity agreements with directors and senior officers of the Corporation to provide certain indemnification to such directors and senior officers, as permitted by the Canada Business Corporations Act.
Compensation of Directors
Director Compensation Table
For the most recently completed fiscal year, each non-management director of the Corporation received total compensation for services provided to the Corporation in his or her capacity as director and/or consultant and/or expert as follows:

				Non-equity
		Share-based	Option-based	incentive plan		All other
	Fees earned	awards	awards	compensation	Pension value	compensation	Total
Name	($)	($)	($)(1)	($)	($)	($)	($)
Robert W. Rieder(2)	24,327	Nil	Nil	Nil	Nil	Nil	24,327
Jackie M. Clegg(3)	73,651	Nil	62,317	Nil	Nil	Nil	135,968
Peter W. Roberts(4)	97,857	Nil	62,317	Nil	Nil	Nil	160,174
Harold H. Shlevin(5)	99,421	Nil	62,317	Nil	Nil	Nil	161,738
Richard Glickman(6)	105,028	Nil	62,317	Nil	Nil	Nil	167,345
William L. Hunter(7)	64,606	Nil	62,317	Nil	Nil	Nil	126,923
Notes:

(1)	Calculated as of the grant date using the Black-Scholes option pricing model.

(2)	Reflects fees earned by Mr. Rieder following his resignation as Executive Chairman on September 27, 2010. Effective September 27, 2010, Mr. Rieder became Chairman of the Board.

(3)	Chair of the Corporate Governance Committee.

(4)	Chair of the Audit Committee.

(5)	Chair of the Compensation Committee.

(6)	Lead Independent Director.

(7)	Chair of the Nomination Committee
Non-management directors are entitled to received US$1,500 per teleconference Board or committee meeting or US$3,000 per Board or committee meeting attended in person. The Corporation pays all reasonable expenses associated with directors’ attendance at, and participation in, Board and committee meetings, and other Corporation business to which a director attends.
Mr. Rieder became Chairman of the Board on September 27, 2010. Prior to such appointment, Mr. Rieder was the Executive Chairman of the Corporation. At the time of such appointment, the Board determined that the Chairman of the Board should be entitled to receive an annual retainer equivalent to that which the Corporation pays to the Lead Independent Director of the Corporation.
Non-management directors receive an annual retainer fee of US$25,000 for acting as board members. In addition, the Chair of the Board and the Lead Independent Director are each entitled to an additional US$75,000 annual retainer, the Chairs of the Audit Committee and Compensation Committee are each entitled to an additional US$25,000 annual retainer and the Chairs of the Corporate Governance Committee and Nomination Committee are each entitled to an additional US$15,000 annual retainer.

Subject to the limitations set out in the Incentive Stock Option Plan, non-management directors receive an annual grant of incentive stock options to acquire 15,000 Common Shares of the Corporation with an exercise price equal to the market price on the grant date. In granting options to non-management directors, the Board determines the number of Common Shares which the Board wishes the directors to have the right to acquire and then determines the value of the awards which are calculated applying a standard Black-Scholes-Merton model. As part of the amendments to the Incentive Stock Option Plan approved by the Board in March 2010 and approved by the shareholders of the Corporation in May 2010, an additional limitation was added to the Incentive Stock Option Plan limiting the value of options granted to any individual non-employee director of the Corporation within any calendar year to a maximum of $100,000.
The Board annually reviews the adequacy and form of the compensation of directors and ensures the compensation realistically reflects the responsibilities and risk involved in being an effective director. During 2010, the Compensation Committee engaged an external independent compensation consultant to assess the market competitiveness of director compensation at the Corporation against a comparator group of publicly listed companies that include Canadian and U.S. companies in the biotechnology and pharmaceutical industries with a market capitalization in the range of approximately 1/2 to 2 times the Corporation’s market capitalization. The report of the external independent compensation consultant indicated that the Corporation’s director compensation program has provided competitive levels of target pay but that, due to stock price performance, the short term of director option grants and an extended black-out period related to the Corporation’s review of strategic alternatives during 2009 and 2010, the Corporation’s directors actual compensation was significantly less than target compensation. While the external independent compensation consultant made a number of recommendations the Compensation Committee could implement in order to align actual compensation with target compensation, including considering changing from a grant of stock options only to a mix of stock options and deferred share units, the Compensation Committee determined not to make changes in the Corporation’s director compensation practices at this time. The Compensation Committee will continue to monitor the Corporation’s director compensation practices with a view to potentially revising or changing such practices in the future if the Compensation Committee determined that is warranted.
Outstanding Option-Based and Share-Based Awards
The following table sets forth, for each non-management director of the Corporation, all of the option-based and share-based awards outstanding on December 31, 2010.

	Option-based Awards				Share-based Awards
				Value of		Market or
	Number of			unexercised in-	Number of	payout value of
	securities			the-money	shares or units	share-based
	underlying	Option exercise		options as at	of shares that	awards that
	unexercised options	price	Option expiration	Dec. 31, 2010	have not vested	have not vested
Name	(#)	($)	date	($)	(#)	($)
Robert W. Rieder	34,435	7.21	6/15/2011	Nil	Nil	Nil
	13,636	9.40	6/11/2012	Nil	Nil	Nil
	28,827	12.07	3/25/2013	Nil	Nil	Nil
	298,000	4.65	5/20/2013	515,540	Nil	Nil
Jackie M. Clegg	15,000	13.93	7/24/2012	Nil	Nil	Nil
	15,000	4.65	6/8/2013	25,950	Nil	Nil
	15,000	10.82	6/10/2013	Nil	Nil	Nil
	15,000	4.65	8/11/2014	25,950	Nil	Nil
	15,000	8.28	5/25/2015	Nil	Nil	Nil
Peter W. Roberts	50,000	8.60	9/18/2011	Nil	Nil	Nil
	15,000	13.93	7/24/2012	Nil	Nil	Nil
	15,000	4.65	6/8/2013	25,950	Nil	Nil
	15,000	10.82	6/10/2013	Nil	Nil	Nil
	15,000	4.65	8/11/2014	25,950	Nil	Nil
	15,000	8.28	5/25/2015	Nil	Nil	Nil
Harold H. Shlevin	15,000	13.93	7/24/2012	Nil	Nil	Nil
	15,000	4.65	6/8/2013	25,950	Nil	Nil

	Option-based Awards				Share-based Awards
				Value of		Market or
	Number of			unexercised in-	Number of	payout value of
	securities			the-money	shares or units	share-based
	underlying	Option exercise		options as at	of shares that	awards that
	unexercised options	price	Option expiration	Dec. 31, 2010	have not vested	have not vested
Name	(#)	($)	date	($)	(#)	($)
Harold H. Shlevin (cont.)	15,000	10.82	6/10/2013	Nil	Nil	Nil
	15,000	4.65	8/11/2014	25,950	Nil	Nil
	15,000	8.28	5/25/2015	Nil	Nil	Nil
Richard Glickman	50,000	12.95	1/10/2013	Nil	Nil	Nil
	15,000	4.65	6/8/2013	25,950	Nil	Nil
	15,000	10.82	6/10/2013	Nil	Nil	Nil
	15,000	4.65	8/11/2014	25,950	Nil	Nil
	15,000	8.28	5/25/2015	Nil	Nil	Nil
William L. Hunter	15,000	4.65	6/8/2013	25,950	Nil	Nil
	50,000	10.82	6/10/2013	Nil	Nil	Nil
	15,000	4.65	8/11/2014	25,950	Nil	Nil
	15,000	8.28	5/25/2015	Nil	Nil	Nil
Value Vested or Earned During 2010 Financial Year
The following table sets forth, for each non-management director of the Corporation, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive compensation during the twelve month period ended December 31, 2010.

Non-equity incentive plan
	Option-based awards –	Share-based awards –	compensation –
	Value vested during the year	Value vested during the year	Value earned during the year
Name	($)	($)	($)
Robert W. Rieder	248,830	Nil	Nil
Jackie M. Clegg	Nil	Nil	Nil
Peter W. Roberts	Nil	Nil	Nil
Harold H. Shlevin	Nil	Nil	Nil
Richard Glickman	Nil	Nil	Nil
William L. Hunter	Nil	Nil	Nil
Securities Authorized For Issuance Under Equity Compensation Plans
The following table provides information as of December 31, 2010 with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

	Number of securities to	Weighted average	Number of securities remaining
	be issued upon exercise	Exercise price of	available for future issuance under equity
	of outstanding options,	of outstanding options,	compensation plans (excluding securities
Plan Category	warrants and rights	warrants and rights	Reflected in column (a))
Equity compensation plans approved by securityholders	5,709,049	7.65	1,290,951
Equity compensation plans not approved by securityholders	—	—	—

Incentive Stock Option Plan
The Incentive Stock Option Plan was approved by shareholders of the Corporation in May 2001 and was subsequently amended in May 2002, May 2004, June 2005, June 2006, September 2007, May 2010 and December 2010. Pursuant to the Incentive Stock Option Plan, the Board may, in its discretion, grant options to purchase Common Shares to directors, officers, employees, contractors and consultants of the Corporation or any of its subsidiaries. In addition, the Chief Executive Officer of the Corporation, provided the Chief Executive Officer at such time is a director of the Corporation, may in his or her discretion, subject to certain limitations, grant options to purchase Common Shares to employees of the Corporation or any of its subsidiaries.
The Incentive Stock Option Plan provides that the maximum number of Common Shares which may be issued under the Incentive Stock Option Plan from and after July 27, 2007 is 7,000,000, provided that the number of Common Shares that may be issued under the Incentive Stock Option Plan is increased at the end of each fiscal year of the Corporation, such that any Common Shares that are issued on the exercise of options (or deemed to have been issued pursuant to the cashless exercise of options) during such year shall again become available to be made subject to an option that may be granted. Since July 27, 2007, 3,805,404 options have been granted pursuant to the Incentive Stock Option Plan, 2,050,782 Common Shares have been issued pursuant to the exercise of options (including 242,354 Common Shares which are deemed to have been issued pursuant to the cashless exercise of options) and 1,835,429 options have been cancelled or expired. As at December 31, 2010, the maximum number of Common Shares that may be issued under the Incentive Stock Option Plan from and after July 27, 2007, including 1,965,731 Common Shares issued pursuant to the exercise of options after July 27, 2007 up to and including December 31, 2010, adjusted to reflect increases at the end of each year as described above, was 8,965,731 Common Shares. As at May 3, 2011, this maximum number represents approximately 13.5% of the issued and outstanding Common Shares on a fully-diluted basis (reflecting the full exercise of all outstanding options, whether or not vested) and 14.7% of the issued and outstanding Common Shares on a non-diluted basis. As at May 3, 2011, options to purchase an aggregate of 5,047,176 Common Shares, representing approximately 7.6% of the issued and outstanding Common Shares on a fully diluted basis (8.3% on a non-diluted basis), are outstanding and unexercised. The remaining number of Common Shares available to be issued pursuant to options granted from and after May 3, 2011 is 1,867,773, representing approximately 2.8% of the issued and outstanding Common Shares on a fully diluted basis (3.1% on a non-diluted basis).
Subject to the provisions of the Incentive Stock Option Plan, the Board or the Chief Executive Officer of the Corporation has authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of options granted under the Incentive Stock Option Plan. The Board or the Chief Executive Officer of the Corporation establishes the exercise price of options granted under the Incentive Stock Option Plan at the time of grant, which price must be not less than the closing price of the Common Shares on the Toronto Stock Exchange on the date immediately preceding the date of the grant. Eligible persons granted options under the plan (“Participants”) may receive options on more than one occasion and may receive options having different terms on the same date.
The Board or the Chief Executive Officer of the Corporation establishes the vesting terms of options at the time of grant. Generally, outstanding options granted prior to the date hereof to officers, employees, consultants and contractors vest over four years, as to 25% at the end of each 12 month period commencing from the date of the grant of the options. Options granted to each non-executive director upon becoming a director of the Corporation vest over three years, as to 25% immediately and 25% at the end of each 12 month period commencing from the date of the grant of the options. Thereafter, annual option grants made to non-executive directors vest immediately upon grant. All such options granted prior to July 27, 2007 must be exercised no later than six years after the date of grant and all such options granted after July 27, 2007 must be exercised no later than five years after the date of grant. All options are subject to the provisions described below regarding exercise following the Participant ceasing to be a director, officer, employee, contractor or consultant of the Corporation. Future options may be granted on similar terms or such other terms as the Board or the Chief Executive Officer of the Corporation may determine at the time of the grant, except all future options must be exercised not later than five years from date of grant.
The maximum number of Common Shares which may be reserved for issuance under options to an individual Participant is 5% of the number of Common Shares that are outstanding (on a non-diluted basis) immediately prior to the grant, excluding Common Shares issued under the plan or other share based compensation arrangements (the “Outstanding Issue”). The following limits are placed on issuances of options to insiders under the Incentive Stock Option Plan: (i) the number of securities issuable to insiders under all securities based compensation arrangements cannot exceed 10% of the Corporation’s outstanding securities; (ii) the number of securities to insiders under all securities based compensation arrangements within a one year period cannot exceed 10% of the Corporation’s total issued and outstanding securities; (iii) the maximum number of Common Shares which may be issued to any one insider under the Incentive Stock Option Plan within a one-year period is 5% of the Outstanding Issue; (iv) the maximum number of Common Shares which may be reserved for issuance under options granted to non-employee directors is 0.9% of the Outstanding Issue; and (v) the value of options granted to any individual non-employee director of the Corporation within any calendar year may not exceed $100,000.

Options granted under the Incentive Stock Option Plan prior to July 27, 2007 must be exercised no later than ten years after the date of grant or such lesser period as may be determined by the Board or the Chief Executive Officer of the Corporation and options granted under the Incentive Stock Option Plan after July 27, 2007 must be exercised no later than five years after the date of grant or such lesser period as may be determined by the Board or the Chief Executive Officer of the Corporation, provided that the expiry date of any option that expires during a trading blackout shall be extended to the tenth business day after the end of such blackout period. As part of the amendments to the Corporation’s incentive Stock Option Plan approved by the Board approved by the Board in March 2010 and approved by the shareholders of the Corporation in May 2010, options may be exercised on a basis, whereby the option holder receives the intrinsic value of the exercised options (the difference between the aggregate market price of the Common Shares underlying the exercised options and the aggregate exercise price of the Common Shares underlying the exercised options) in the form of Common Shares issued from treasury. The Incentive Stock Option Plan was also amended to provide option holders with a cash surrender right which entitles the holder, subject to such limitations, restrictions or conditions as may from time to time be determined by the Board or Chief Executive Officer, to surrender options and receive the intrinsic value of the surrendered options (the difference between the aggregate market price of the Common Shares underlying the surrendered options and the aggregate exercise price of the Common Shares underlying the surrendered options) in cash.
Subject to the foregoing, and except as otherwise determined by the Board (or, subject to the provisions of the Incentive Stock Option Plan, the Chief Executive Officer of the Corporation): (i) if a Participant ceases to be an officer, employee, contractor or consultant of the Corporation or any of its subsidiaries for any reason other than death, the options held by such Participant will cease to be exercisable 30 days after the termination date (not including days on which the Participants is restricted from trading pursuant to any policy of the Corporation prohibiting trading during “trading blackout” periods); (ii) if a Participant ceases to be an Eligible Person by virtue of ceasing for any reason other than death to be a director of the Corporation, each option held by the Participant will cease to be exercisable twelve months after the Participant ceases to be a director; (iii) if a Participant dies prior to options held by the Participant ceasing to be exercisable, the legal representatives of the Participant may exercise the options within 12 months after the date of death, if the Options were by their terms exercisable on the date of death; and (iv) if the expiry of an option other than an incentive stock option, occurs during a trading blackout period or within two business days of a trading blackout period, the expiry date of such options is automatically extended until the tenth business day following the end of the trading blackout period.
If a Participant is a U.S. citizen or resident, the Incentive Stock Option Plan provides that, in certain circumstances, the options may be characterized as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States, but only if designated by the Corporation. Where this is the case, the terms of the Incentive Stock Option Plan provide for certain additional restrictions. These restrictions include a restriction on the maximum aggregate number of Common Shares that may be issued as incentive stock options. The Incentive Stock Option Plan fixes the maximum number of options that may be issued as incentive stock options at 2,875,000. The number of Common Shares issuable pursuant to options granted under the Incentive Stock Option Plan may be adjusted if any share reorganization, special distribution or corporate reorganization occurs, subject to prior approval of relevant stock exchanges.
The Board may amend, suspend or terminate the Incentive Stock Option Plan in accordance with applicable legislation, subject to TSX and shareholder approval. The Incentive Stock Option Plan requires shareholder approval for the following amendments to the Incentive Stock Option Plan or options granted under the Incentive Stock Option Plan to:
(i)
increase the number of Common Shares that can be issued under the Incentive Stock Option Plan, including an increase to the fixed maximum number of securities issuable under the Incentive Stock Option Plan, either as fixed number or a fixed percentage of the Corporation’s outstanding capital represented by such securities;

(ii)
reduce the exercise price or purchase price of outstanding options (including cancellation of outstanding options for the purpose of exchange for reissuance at a lower exercise price to the same person);

(iii)
extend the expiry date of an option (except for an extension to the expiry date of an option if the option expires during or within ten business days after a blackout period) or amend the Incentive Stock Option Plan to permit the grant of an option with an expiry date of more than five years from the day the option is granted;

(iv)
if at any time the Incentive Stock Option Plan is amended to exclude participation by non-employee directors or to include limits on participation by non-employee directors, expand of the class of eligible recipients of options under the Incentive Stock Option Plan that would permit the introduction or reintroduction of non-employee directors on a discretionary basis or an increase on limits previously imposed on non-employee director participation;

(v)
expand of the transferability or assignability of options (other than “incentive stock options”, the transferability of which may not be amended), other than to a spouse or other family member, an entity controlled by the option holder or spouse or family member, a Registered Retirement Savings Plan or Registered Retirement Income Fund of the option holder, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the option holder, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes;

(vi)	amend the Incentive Stock Option Plan to increase any maximum limit of the number of securities that may be:
(a)	issued to insiders of the Corporation within any one year period, or

(b)	issuable to insiders of the Corporation at any time;
which may be specified in the Incentive Stock Option Plan, when combined with all of the Corporation’s other security based compensation arrangements, to be in excess of 10% of the Corporation’s total issued and outstanding securities, respectively;
(vii)
if the Incentive Stock Option Plan has a fixed maximum number of securities issuable, add any provision that allows for the exercise of options without cash consideration, whether the option holder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, which does not provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Incentive Stock Option Plan or, if the Incentive Stock Option Plan does not have a fixed maximum number of securities issuable, the addition or amendment of any provision that allows for the exercise of options without cash consideration where a deduction may not be made for the number of Common Shares securities underlying the options from the Incentive Stock Option Plan reserve; and

(viii)	change the amendment provisions of the Incentive Stock Option Plan;
provided that shareholder approval will not be required for increases or decreases or substitution or adjustment to the number or kind of shares of other securities reserved for issuance pursuant to the Incentive Stock Option Plan or the number and kind of shares subject to unexercised options granted and in the option exercise price of such shares and the making of provisions for the protection of the rights of Participants under the Incentive Stock Option Plan in accordance with the section or sections of the Incentive Stock Option Plan which provide for such increase, decrease, substitutions, adjustments or provisions in respect of certain events, including any change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, other corporate change or reorganization, amalgamation or consideration of the Corporation.
Under the Incentive Stock Option Plan, the Board has authority to make without shareholder approval all other amendments to the Incentive Stock Option Plan including, but not limited to, (i) typographical, clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Incentive Stock Option Plan’s provisions or a change to the provisions relating to the administration of the Incentive Stock Option Plan); (ii) changing provisions relating to the manner of exercise of options, including changing or adding any form of financial assistance provided by the Corporation to Participants or, if the Incentive Stock Option Plan has a fixed maximum number of securities issuable, adding provisions relating to a cashless exercise which provides for a full deduction of the underlying Common Shares from the maximum number issuable under the Incentive Stock Option Plan; (iii) changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry, provided that no such change may extend an outstanding option’s expiry date; (iv) changing the provisions for termination of options so long as the change does not permit the Corporation to grant an option with an expiry date of more than five years or extend an outstanding option’s expiry date; (v) changes designed to respond to or comply with any applicable law, tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement, to avoid tax on optionholders under any applicable tax legislation or to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Incentive Stock Option Plan; and (vi) certain changes to provisions on the transferability of options (other than “incentive stock options”, the transferability of which may not be amended) which do not require shareholder approval as described above.

No amendment of the Incentive Stock Option Plan or any option may be made that will materially prejudice the rights of any Participant under any option previously granted to the Participant without the consent by such Participant.
In March 2010, the Board approved certain amendments to the Incentive Stock Option Plan, which amendments were reflected in the amendments to the Incentive Stock Option Plan that was ratified, confirmed and approved by the shareholders of the Corporation at the annual and special meeting of shareholders held on May 26, 2011. The amendments approved by the Board and ratified, confirmed and approved by the shareholders of the Corporation included the following:
(i)	permitting payment for Common Shares acquired on exercise of an option by wire transfer, if that is acceptable to the Corporation, in addition to payment by cheque or bank draft;
(ii)
permitting a cashless exercise of options without payment of cash consideration, where the option holder receives the intrinsic value of the exercised options (the difference between the aggregate market price of the Common Shares underlying the exercised options and the aggregate exercise price of the Common Shares underlying the exercised options) in the form of Common Shares issued from treasury;

(iii)
providing option holders with a cash surrender right which entitles the holder, subject to such limitations, restrictions or conditions as may from time to time be determined by the Board or Chief Executive Officer, to surrender options and receive the intrinsic value of the surrendered options (the difference between the aggregate market price of the Common Shares underlying the surrendered options and the aggregate exercise price of the Common Shares underlying the surrendered options) in cash;

(iv)	the addition of a limitation specifying that the value of options granted to any individual non-employee director of the Corporation in any calendar year shall not exceed $100,000; and
(v)
consequential changes to the amendment provisions, which specify the types of amendments that require shareholder approval and the types that can be made without shareholder approval, which refer to “addition” of a cashless exercise provision, to refer to addition or “amendment” of such a provision, consequential changes to the form of option certificate representing options, and form of option Exercises Notice to change the references to the manner of payment of the exercise price and addition of a new form of Surrender Notice for exercise of the cash surrender right.

In December, the Board approved certain additional amendments to the Incentive Stock Option Plan to include additional provisions necessary to ensure compliance with changes in income tax laws applicable to source deductions and withholdings in respect of stock option benefits. The amendments were made in response to changes to Canadian federal income tax laws pursuant to which, commencing January 1, 2011, the Corporation is required to withhold and make remittances in respect of stock option benefits at the time of exercise of options and determine the amount of employment benefit realized by an employee on the exercise as if it were paid as a cash bonus. Accordingly, the Corporation amended the Incentive Stock Option Plan to include provisions specifically requiring an option holder to (i) pay the Corporation, in addition to the exercise price under the option, sufficient cash to permit the required tax remittance or (ii) authorize the Corporation, on behalf of the option holder, to sell in the market a portion of the securities being issued to realize cash proceeds to be used to satisfy the required remittance. These amendments do not require approval of shareholders as they were within the authority of the Board to make certain amendments without shareholder approval (as summarized above).
Indebtedness of Directors and Executive Officers
No current or former director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation, and no associate of any such director, executive officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Corporation or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

OTHER INFORMATION
Interest of Certain Persons in Matters to be Acted Upon
None of the directors or executive officers of the Corporation, no proposed nominee for election as a director of the Corporation, none of the persons who have been directors or executive officers of the Corporation at any time since January 1, 2010 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than the election of directors.
Interest of Informed Persons in Material Transactions
Other than as set out herein, none of the directors or officers of the Corporation, no director or officer of a body corporate that is itself an insider or a subsidiary of the Corporation, no person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercised control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as director of the Corporation and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Corporation’s last financial year that has materially affected or would or could materially affect the Corporation or any of its subsidiaries.
Corporate Governance Practices
Effective June 30, 2005, National Instrument 58-101 — Disclosure of Corporate Governance Practice (“NI 58-101”) and National Policy 58-201 — Corporate Governance Guidelines (“58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to National Instrument 52-110 — Audit Committees (“NI 52-110”), which has been adopted in each of the provinces and territories of Canada and which prescribes certain requirements in relation to audit committees. The required disclosure under NI 58-101 is attached hereto as Schedule A. In addition, the disclosure required on the Audit Committee of the Corporation pursuant to NI 52-110 can be located in the Corporation’s Annual Information Form dated March 11, 2011.
Shareholder Proposals
Shareholder proposals to be considered at the 2012 annual general meeting of the shareholders of the Corporation must be received at the principal offices of the Corporation no later than January 27, 2012 in order to be included in the information circular and form of proxy for such annual general meeting.
Additional Information
Additional information relating to the Corporation may be found on SEDAR at www.sedar.com and at the Corporation’s website at www.cardiome.com. Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis (“MD&A”) for the most recently completed financial year.
The Corporation will provide to any person or company, without charge to any shareholder, upon request to the Corporate Secretary of the Corporation, copies of the Corporation’s Annual Information Form together with a copy of any document (or the pertinent pages of any document) incorporated therein by reference, the Corporation’s comparative consolidated financial statements and MD&A for the year ended December 31, 2010 together with the accompanying auditor’s report and any interim consolidated financial statements of the Corporation that have been filed for any period after the end of the Corporation’s most recently completed financial year, and the Corporation’s Information Circular in respect of the Meeting held on May 26, 2010. The Corporation may require the payment of a reasonable charge if a person who is not a shareholder of the Corporation makes the request for information.

If a registered holder or beneficial owner of the Corporation’s securities, other than debt instruments, requests the Corporation’s annual or interim financial statements or MD&A, the Corporation will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Corporation receives the request) to the person or company that made the request, without charge. Pursuant to National Instrument 51-102 — Continuous Disclosure Obligations, the Corporation is required to annually send a request form to registered holders and beneficial owners of the Corporation’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Corporation’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Corporation is only required to deliver financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically requesting a copy of the financial statements or MD&A from the Corporation may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com.
Approval of Information Circular
The contents and sending of this Information Circular have been approved by the Board of Directors of the Corporation.
Dated at Vancouver, British Columbia, this 3rd day of May 2011.
By Order of the Board of Directors
Robert W. Rieder
Chairman

SCHEDULE A — CORPORATE GOVERNANCE PRACTICES
Effective June 30, 2005, National Instrument 58-101 — Disclosure of Corporate Governance Practice (“NI 58-101”) and National Policy 58-201 — Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to National Instrument 52-110 — Audit Committees (“NI 52-110”), which has been adopted in each of the provinces and territories of Canada and which prescribes certain requirements in relation to audit committees. In addition to the disclosure provided below, the disclosure required on the Audit Committee of the Corporation required by NI 52-110 can be located in the Corporation’s Annual Information Form dated March 11, 2011.
General
The Corporation is committed to sound and comprehensive corporate governance policies and practices and is of the view that its corporate governance policies and practices, outlined below, are comprehensive and consistent with NP 58-201 and NI 52-110.
Board of Directors
The Board of Directors of the Corporation (the “Board”) encourages sound and comprehensive corporate governance policies and practices designed to promote the ongoing development of the Corporation.
Composition of the Board
The Corporation’s Board is currently composed of seven directors, a majority of whom are independent directors. An “independent” board member, as further defined in NI 52-110, means that such member has no “material relationship” with the issuer. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s judgment.

Director	Independent
Robert W. Rieder	No
Jackie M. Clegg	Yes
Douglas G. Janzen	No
Peter W. Roberts	Yes
Harold H. Shlevin	Yes
Richard M. Glickman	Yes
William L. Hunter	Yes
The following table outlines other reporting issuers that board members are directors of:

Board Member	Reporting Issuer
Robert W. Rieder	Akela Pharma, Inc.
Jackie M. Clegg	Brookdale Senior Living Chicago Mercantile Exchange
Peter W. Roberts	WebTech Wireless Inc.
Harold H. Shlevin	—
Richard Glickman	—
Douglas G. Janzen	Neovasc Inc.
William L. Hunter	Angiotech Pharmaceuticals Inc. CombinatoRx, Incorporated
The independent directors meet at least once per quarter without the presence of non-independent directors and members of management. The independent directors met 4 times without the presence of non-independent directors and members of management during 2010 and have met 2 times the presence of non-independent directors and members of management during 2011.
Robert W. Rieder, the Chairman of the Corporation, served as Chief Executive Officer from April 1998 until August 2009 and as Executive Chairman from August 2009 until September 2010. Mr. Rieder is not an independent director by virtue of his former role on the Corporation’s senior management team. The role of the Chair is to provide leadership to the Board in discharging its mandate and also assist the Board in discharging its stewardship function which includes ensuring the integrity of management, strategic planning, identifying risks, succession planning, adopting a communication policy, internal control and management information systems and the Corporation’s approach to corporate governance. The Chair provides advice and mentorship to the senior management of the Corporation, particularly with respect to matters of strategic significance to the Corporation. The Chair promotes delivery of information to the Board and is responsible for scheduling and organization of meetings of directors. Effective September 27, 2010, an annual retainer fee of $75,000 plus standard fees for meeting attendance and reimbursement of all reasonable expenses was granted to Bob Rieder in his new position as non-executive Chairman of the Board.

The Board has appointed Richard Glickman as lead independent director in order to ensure appropriate leadership for the independent directors. As lead independent director, Mr. Glickman’s role is to act as a liaison between the Chair of the Board and the independent directors, assist with ensuring that the Corporation complies with its corporate governance policies and provide supervision of management.
The following table illustrates the attendance record of each director for all board meetings held in 2010.

Board Member	Meetings Attended
Robert W. Rieder	8 out of 8
Jackie M. Clegg	8 out of 8
Peter W. Roberts	8 out of 8
Harold H. Shlevin	8 out of 8
Richard Glickman	7 out of 8
Doug Janzen	8 out of 8
William L. Hunter	7 out of 8
Board Mandate
The Board has adopted a Board Mandate in which it explicitly assumes responsibility for stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer, assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed benchmarks, and assure the integrity of financial reports. A copy of the Board Mandate is attached hereto as Appendix A.
Position Descriptions
The Board has developed written position descriptions for the Chair and the Chairs of each of the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Nomination Committee. The Chief Executive Officer of the Corporation also has a written position description that has been approved by the Board.
Orientation and Continuing Education
It is the mandate of the Corporate Governance to ensure that a process is established for the orientation and education of new directors which addresses the nature and operation of the Corporation’s business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Corporation expects from its directors).
With respect to the continuing education of directors, the Corporate Governance ensures that directors receive adequate information and continuing education opportunities on an ongoing basis to enable directors to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Corporation’s business remains current.
Ethical Business Conduct
The Corporation has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the directors, officers and employees of the Corporation and each of its subsidiaries. Additionally, consultants and contractors for Cardiome are expected to abide by the Code. The Code is disclosed on the Corporation’s website at: www.cardiome.com.
It is recognized within the Code that in certain situations, compliance may be difficult to monitor. The Code sets out a framework for compliance. A compliance officer is appointed by the Board to deal with questions or concerns relating to compliance that cannot be dealt with by management. The Board has also adopted a Whistle Blower Policy which sets forth the procedures for (i) the receipt, retention and treatment of complaints and concerns regarding accounting, internal accounting controls and auditing matters; and (ii) the confidential and anonymous submission of complaints or concerns regarding questionable accounting or auditing matters.
In considering transactions and agreements in respect of which a director or executive officer has a material interest, the Board ensures that the individual director or executive officer abstains from the discussion and conclusion with respect to the transaction or agreement, as the case may be.
The Corporation is committed to maintaining the highest standards of corporate governance and this philosophy is continually communicated by the Board to management which in turn is emphasized to the employees of the Corporation on a continuous basis.

Nomination of Directors
It is the mandate of the Nomination Committee to identify and recommend qualified candidates for the Board. In assessing whether identified candidates are suitable for the Board, the Nomination Committee considers: (i) the competencies and skills considered necessary for the Board as a whole; (ii) the competencies and skills that the existing directors possess and the competencies and skills nominees will bring to the Board; and (iii) whether nominees can devote sufficient time and resources to his or her duties as a member of the Board. In addition, the Nomination Committee assesses the participation, contribution and effectiveness of the individual members of the Board on an annual basis. All members of the Nomination Committee are independent in accordance with the mandate of the Nomination Committee.
Compensation
The Compensation Committee is responsible for board compensation, the establishment of salaries of executive management and senior staff, review of the contingency plan for management succession and employee-employer relations. The Compensation Committee reviews and makes recommendations to the Board regarding the corporate goals and objective, performance and compensation of the Chief Executive Officer of the Corporation on an annual basis and is responsible for reviewing the recommendations of the Chief Executive Officer regarding compensation of the senior officers, the compensation policy of the Corporation (including internal structure, annual review and relationship to market levels and changes), significant changes in the Corporation’s benefit plan and human resources policies and the issuance of stock options to employees, consultants and directors. The Compensation Committee is comprised of independent directors in accordance with the mandate of the Compensation Committee.
In addition, the Compensation Committee reviews and recommends changes to the compensation of the members of the Board based on a comparison of peer companies and issues relevant to the Corporation. The Compensation Committee also reviews and makes recommendations regarding annual bonus policies for employees, the incentive-compensation plans and equity-based plans for the Corporation and reviews executive compensation disclosure before the Corporation publicly discloses this information.
Further information pertaining to the compensation of directors and officers can be found in this Information Circular under the heading “Statement of Executive Compensation”.
Assessments
It is the Board’s mandate, in conjunction with the Corporate Governance Committee, to assess the participation, contributions and effectiveness of the Chair and the individual members of the Board on an annual basis. The Board also monitors the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management.

APPENDIX A — BOARD MANDATE
CARDIOME PHARMA CORP.
“A committed, cohesive and effective board adds value, first and foremost, by selecting the right chief executive officer for the company. Beyond this, the board contributes to value in a number of ways discussed below. These include assessing and approving the strategic direction of the company, ensuring that management has in place appropriate processes for risk assessment, management and internal control, monitoring performance against agreed benchmarks, and assuring the integrity of financial reports. When boards add value by fulfilling their responsibilities in these areas, it will result in greater transparency and understanding of a company’s situation by its major shareholders.”
Source: Beyond Compliance: Building a Governance Culture — Final Report issued by Joint Committee on Corporate Governance.
Purpose
The board of directors (the “Board”) of Cardiome Pharma Corp. (the “Corporation”) is responsible for the proper stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer (“CEO”), assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, and assure the integrity of financial reports.
Membership and Reporting
1.	The Board will be comprised of a majority of independent directors and will have no more than nine members.
2.
Appointments to the Board will be reviewed on an annual basis. The Nomination Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

3.
The chairman of the Board (the “Chairman”) will be (a) a non-management director; or (b) a management director if the Board appoints a lead independent director as soon as reasonably practicable. The Chairman will be appointed by a vote of the Board on an annual basis.

4.	The Board will report to the shareholders of the Corporation.
Terms of Reference
Meetings
5.	The Board will meet as required, but at least once quarterly.
6.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once quarterly.
Meeting Preparation and Attendance
7.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:
(i)	review thoroughly the materials provided to the directors in connection with the meeting and be adequately prepared for the meeting; and
(ii)	attend each meeting, in person, by phone or by video-conference depending on the format of the meeting, to the extent practicable.
Corporate Planning
8.	The Board will:
(i)	adopt a strategic planning process and approve a strategic plan each year; and

(ii)	approve and monitor the operational plans and budgets of the Corporation submitted by management at the beginning of each fiscal year.

Risk Management and Ethics
9.	The Board will:
(i)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations and according to the highest ethical standards;
(ii)	identify and document the financial risks and other risks that the Corporation must face in the course of its business and ensure that such risks are appropriately managed; and

(iii)	adopt a disclosure policy.
Supervision of Management
10.	The Board will:
(i)	to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that all such officers are creating a culture of integrity throughout the Corporation;

(ii)	ensure that the CEO is appropriately managing the business of the Corporation;

(iii)	ensure appropriate succession planning is in place;
(iv)	establish corporate objectives for CEO annually and evaluate the performance of CEO against these corporate objectives;
(v)	consider and approve major business initiatives and corporate transactions proposed by management; and
(vi)	ensure the Corporation has internal control and management information systems in place.
Management of Board Affairs
11.	The Board will:
(i)	develop a process for the orientation and education of new members of the Board;

(ii)	support continuing education opportunities for all members of the Board;
(iii)	in conjunction with the Nomination Committee, assess the participation, contributions and effectiveness of the Chairman, and individual board members on an annual basis;
(iv)	monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;
(v)	establish the committees of the Board it deems necessary to assist it in the fulfillment of its mandate; and
(vi)	disclose on an annual basis the mandate, composition of the board and its committees.
Approved: December 13, 2010